SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 10, 2011

Press Release dated March 10, 2011

Notice of Shareholders’ Meeting 2011

Report of the Board of Directors to the Shareholders’ Meeting (Items 3, 4, 5, 6, 7, 8, 9, 10 and 11 on the agenda)

Report of the Board of Directors to the Shareholders’ Meeting (Items 1 and 2 on the agenda)

Press Release dated March 31, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: March 31, 2011

ENI 2010 CONSOLIDATED FINANCIAL STATEMENTS AND
DRAFT FINANCIAL STATEMENTS OF THE PARENT COMPANY

CONVENING OF THE ANNUAL SHAREHOLDERS' MEETING

• Consolidated net profit for the year: euro 6.32 billion; net profit of the parent company: euro 6.18 billion
• Proposed dividend per share of euro 1.00

San Donato Milanese, March 10, 2011 - Today, the Board of Directors approved Eni’s consolidated financial statements and the draft financial statements of the parent company for the year ended December 31, 2010.
As announced on February 16, 2011 with respect to Eni’s preliminary results, consolidated net profit amounted to euro 6,318 million and net profit of the parent company amounted to euro 6,179 million1.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of euro 1.00 per share2 (euro 2.00 per ADR) at the Annual Shareholders’ Meeting. Included in this annual payment is euro 0.50 per share which was paid as an interim dividend in September 2010. The balance of euro 0.50 per share (euro 1.00 per ADR3) is payable to shareholders on May 26, 2011, the ex-dividend date being May 23, 2011.

The 2010 Annual Report was submitted to the Board of Statutory Auditors and Eni’s independent auditors.
In accordance with the Legislative Decree No. 58/98 (Testo Unico della Finanza) provisions, the 2010 Annual Report will be made available to the public at the Company headquarters and on Eni’s website eni.com together with statutory and external auditors’ reports, at the end of March.

Enclosed are the 2010 IFRS Financial Statements of Eni’s group companies and of the parent company as included in the approved Annual Report.
The Board of Directors also approved:

-	the Report on Corporate Governance and Shareholding Structure, which will be sent to Borsa Italiana SpA and published on Eni’s website, in the "Corporate Governance" section, together with the 2010 Annual Report;
-	the 2010 sustainability performance reporting, which has been included in the Annual Report to integrate financial results and sustainability performance. Eni is one of the first companies in the world to be engaged in this integrated reporting process. In addition, all indicators and key projects of sustainability will be released in the "Sustainability Performance 2010" report, published together with the 2010 Annual Report and subject to the same review process by the Independent auditor Ernst & Young, which will release a single opinion on both documents, in accordance with the ISAE 3000 international audit standard issued by IFAC.

Convening of the Annual Shareholders' Meeting on April 29 and May 5, 2011
The Board of Directors convened the Annual Shareholders' Meeting on April 29 and May 5, 2011, on first and second call respectively, to approve the 2010 financial statements of the parent company and the dividend proposal as well as to appoint corporate bodies.

__________________

(1)	The press release on Eni’s preliminary results for the year 2010, published on February 16, 2011, is available on Eni’s website, eni.com, section Investor Relations.
(2)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.
(3)	On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s balance dividend for fiscal year 2010.

* * *

Eni’s Chief Financial Officer, Alessandro Bernini, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release is also available on the Eni web site eni.com.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 79 Countries and is Italy’s largest company by market capitalization

Attachment

IFRS Consolidated Financial Statement

PROFIT AND LOSS ACCOUNT

(euro million)

Full year
2009	2010

REVENUES
Net sales from operations	83,227	98,523
Other income and revenues	1,118	956
Total revenues	84,345	99,479

OPERATING EXPENSES
Purchases, services and other	58,351	69,135
- of which non-recurring charge	250	(246)
Payroll and related costs	4,181	4,785
OTHER OPERATING (EXPENSE) INCOME	55	131

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	9,813	9,579

OPERATING PROFIT	12,055	16,111

FINANCE INCOME (EXPENSE)
Finance income	5,950	6,117
Finance expense	(6,497)	(6,713)
Derivative financial instruments	(4)	(131)
	(551)	(727)

INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	393	537
Other gain (loss) from investments	176	619
	569	1,156

PROFIT BEFORE INCOME TAXES	12,073	16,540
Income taxes	(6,756)	(9,157)
Net profit	5,317	7,383

Attributable to:
- Eni shareholders	4,367	6,318
- Non-controlling interest	950	1,065
	5,317	7,383

Earnings per share attributable to Eni (euro per share)
Basic	1.21	1.74
Diluted	1.21	1.74

BALANCE SHEET

(euro million)

Jan. 1, 2009	Dec. 31, 2009	Dec. 31, 2010

ASSETS
Current assets
Cash and cash equivalents	1,939	1,608	1,549
Other financial assets held for trading or available for sale	3,236	348	382
Trade and other receivables	22,222	20,348	23,636
Inventories	6,082	5,495	6,589
Current tax assets	170	753	467
Other current tax assets	1,130	1,270	938
Other current assets	1,870	1,307	1,350

	36,649	31,129	34,911
Non-current assets
Property, plant and equipment	55,933	59,765	67,404
Inventory - compulsory stock	1,196	1,736	2,024
Intangible assets	11,019	11,469	11,172
Equity-accounted investments	5,471	5,828	5,668
Other investments	410	416	422
Other financial assets	1,134	1,148	1,523
Deferred tax assets	2,912	3,558	4,864
Other non-current receivables	1,881	1,938	3,355
	79,956	85,858	96,432
Assets held for sale	68	542	517

TOTAL ASSETS	116,673	117,529	131,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,359	3,545	6,515
Current portion of long-term debt	549	3,191	963
Trade and other payables	20,515	19,174	22,575
Income taxes payable	1,949	1,291	1,515
Other taxes payable	1,660	1,431	1,659
Other current liabilities	3,863	1,856	1,620

	34,895	30,488	34,847
Non-current liabilities
Long-term debt	13,929	18,064	20,305
Provisions for contingencies	9,506	10,319	11,792
Provisions for employee benefits	947	944	1,032
Deferred tax liabilities	5,784	4,907	5,924
Other non-current liabilities	3,102	2,480	2,194

	33,268	36,714	41,247
Liabilities directly associated with assets held for sale		276	38
TOTAL LIABILITIES	68,163	67,478	76,132

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,074	3,978	4,522
Eni shareholders’ equity:
Share capital	4,005	4,005	4,005
Reserves	40,722	46,269	49,450
Treasury shares	(6,757)	(6,757)	(6,756)
Interim dividend	(2,359)	(1,811)	(1,811)
Net profit	8,825	4,367	6,318
Total Eni shareholders’ equity	44,436	46,073	51,206
TOTAL SHAREHOLDERS’ EQUITY	48,510	50,051	55,728
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	116,673	117,529	131,860

STATEMENT OF CASH FLOWS

(euro million)

Full year
2009	2010

Net profit of the year	5,317	7,383
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	8,762	8,881
Impairments of tangible and intangible assets, net	1,051	698
Share of loss of equity-accounted investments	(393)	(537)
Gain on disposal of assets, net	(226)	(552)
Dividend income	(164)	(264)
Interest income	(352)	(96)
Interest expense	603	571
Income taxes	6,756	9,157
Other changes	(319)	(39)
Changes in working capital:
- inventories	52	(1,150)
- trade receivables	1,431	(1,918)
- trade payables	(2,559)	2,770
- provision for contingencies	517	588
- other assets and liabilities	(636)	(2,010)
Cash flow from changes in working capital	(1,195)	(1,720)
Net change in the provisions for employee benefits	16	21
Dividends received	576	799
Interest received	594	126
Interest paid	(583)	(600)
Income taxes paid, net of tax receivables received	(9,307)	(9,134)
Net cash provided from operating activities	11,136	14,694
Investing activities:
- tangible assets	(12,032)	(12,308)
- intangible assets	(1,663)	(1,562)
- consolidated subsidiaries and businesses	(25)	(143)
- investments	(230)	(267)
- securities	(2)	(50)
- financing receivables	(972)	(866)
- change in payables and receivables in relation to investments and capitalized depreciation	(97)	261
Cash flow from investments	(15,021)	(14,935)
Disposals:
- tangible assets	111	272
- intangible assets	265	57
- consolidated subsidiaries and businesses		215
- investments	3,219	569
- securities	164	14
- financing receivables	861	841
- change in payables and receivables in relation to disposals	147	2
Cash flow from disposals	4,767	1,970
Net cash used in investing activities (*)	(10,254)	(12,965)

continued STATEMENT OF CASH FLOWS

(euro million)

Full year
2009	2010

Proceeds from long-term debt	8,774	2,953
Repayments of long-term debt	(2,044)	(3,327)
Increase (decrease) in short-term debt	(2,889)	2,646
	3,841	2,272
Net capital contributions by non-controlling interest	1,551
Net acquisition of treasury shares different from Eni SpA	9	37
Acquisition of additional interests in consolidated subsidiaries	(2,068)
Dividends paid to Eni shareholders	(4,166)	(3,622)
Dividends paid by consolidated subsidiaries to non-controlling interests	(350)	(514)
Net purchase of treasury shares
Net cash used in financing activities	(1,183)	(1,827)
Effect of exchange rate changes on cash and cash equivalents and other changes	(30)	39
Net cash flow for the period	(331)	(59)
Cash and cash equivalents - beginning of the period	1,939	1,608
Cash and cash equivalents - end of the period	1,608	1,549

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings.
Cash flows of such investments were as follows:
(euro million)

Full year
2009	2010

Financing investments:
- securities	(2)	(50)
- financing receivables	(36)	(13)
	(38)	(63)
Disposal of financing investments:
- securities	123	5
- financing receivables	311	32
	434	37
Net cash flows from financing activities	396	(26)

SUPPLEMENTAL CASH FLOW INFORMATION

(euro million)

Full year
2009	2010

Effect of investment in companies included in consolidation and businesses
Current assets	7	428
Non-current assets	47	297
Net borrowings	4	13
Current and non-current liabilities	(29)	(457)
Net effect of investments	29	281
Non-controlling interest		(7)
Fair value of investments held before the acquisition of control		(76)
Purchase price	29	198
less:
Cash and cash equivalents	(4)	(55)
Cash flow of investments	25	143
Effect of disposal of consolidated subsidiaries and businesses
Current assets		82
Non-current assets		855
Net borrowings		(267)
Current and non-current liabilities		(302)
Net effect of disposals		368
Fair value of non-controlling interests retained after disposals		(149)
Gain on disposal		309
Non-controlling interest		(46)
Selling price		482
less:
Cash and cash equivalents		(267)
Cash flow of disposals		215

Eni SpA Financial Statement

ENI SPA PROFIT AND LOSS ACCOUNT

(euro million)

Full year
2009	2010

REVENUES
Net sales from operations	32,542	35,251
Other income and revenues	270	273

Total revenues	32,812	35,524
OPERATING EXPENSES
Purchases, services and other	(29,216)	(32,950)
- of which non-recurring charge		270
Payroll and related costs	(1,077)	(1,218)
OTHER OPERATING (EXPENSE) INCOME	(163)	4

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(1,053)	(923)

OPERATING PROFIT	1,303	437

FINANCE INCOME (EXPENSE)
Finance income	3,746	3,548
Finance expense	(4,099)	(3,739)
Derivative financial instruments	8	69

	(345)	(122)
INCOME (EXPENSE) FROM INVESTMENTS	4,753	5,943
- of which non-recurring charge	(250)	(24)
PROFIT BEFORE INCOME TAXES	5,711	6,258
Income taxes	(650)	(79)
NET PROFIT	5,061	6,179
Basic earnings per share (euro per share)	1.4	1.7

ENI SPA BALANCE SHEET

(euro million)

Dec. 31, 2009	Dec. 31, 2010

ASSETS
Current assets
Cash and cash equivalents	428	427
Trade and other receivables	13,862	15,001
Inventories	1,266	1,906
Current tax assets	437	244
Other current tax assets	421	224
Other current assets	666	706

	17,080	18,508
Non-current assets
Property, plant and equipment	5,930	6,161
Inventory - compulsory stock	1,637	1,957
Intangible assets	988	994
Investments	29,374	31,924
Other financial assets	9,729	10,795
Deferred tax assets	1,759	2,046
Other non-current receivables	698	1,994

	50,115	55,871
Assets held for sale	911	6
TOTAL ASSETS	68,106	74,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,178	5,829
Current portion of long-term debt	2,496	558
Trade and other payables	6,205	6,581
Income taxes payable	151	75
Other taxes payable	914	1,086
Other current liabilities	969	980

	13,913	15,109
Non-current liabilities
Long-term debt	15,935	18,338
Provisions for contingencies	3,208	3,574
Provisions for employee benefits	306	306
Other non-current liabilities	2,600	2,334

	22,049	24,552
TOTAL LIABILITIES	35,962	39,661
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	30,687	32,148
Net profit	5,061	6,179
Interim dividend	(1,811)	(1,811)
Treasury shares	(6,757)	(6,756)
TOTAL SHAREHOLDERS’ EQUITY	32,144	34,724
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,106	74,385

Eni announces its 2011-2014 Strategic Plan

  High production growth: > 3% CAGR to 2014
  Gas sales in Italy and key European markets: +5% CAGR to 2014
  R&M efficiency program: new target of euro 200 mln by 2014
  Sound financial position and sustainable dividend in a 70$/bl scenario

London, March 10, 2011 - Paolo Scaroni, CEO of Eni, today presents the company’s 2011-2014 Strategic Plan to the financial community.

In the new plan, Eni confirms a high production growth, the consolidation of its leadership in the Italian and European gas markets, and an ambitious cost reduction program aimed at recovering profitability in R&M.

Exploration & Production

Eni confirms its strategy of production growth with an average annual increase of over 3% in the 2011- 2014 period, higher compared to the previous plan.

The suspension of some of our production in Libya, if it remains temporary, will not significantly impact on Eni’s production growth target. Investments planned in the country over the coming period are limited, and no major projects are expected to start-up in the next four years.

Eni’s growth strategy is based on organic development, also thanks to the significant contribution coming from key areas such as Iraq, Venezuela, Angola and Russia. In 2014, hydrocarbon production will be above the 2.05 million boe/d level.

About 80% of the production due to come on-stream over the plan period will be from giant projects, in particular from those in Venezuela, Russia, the Arctic region and Angola.

Beyond the plan period, production growth will supported by the ramp-up of giants such as Junin 5 and Perla in Venezuela, new project start-ups beyond 2014, the promising exploration prospects in countries such as Togo, Ghana, Democratic Republic of Congo and Mozambique as well as from the strategic position that Eni is building in non-conventional gas, also thanks the Memorandum of Understanding signed with Petrochina.

Gas & Power

The gas market scenario over the plan period will be characterized by a growth in European consumption as well as by a rapid rise in demand from emerging markets: both factors will contribute to absorb the oversupply in Europe.

In this context, Eni’s diversified portfolio of supply contracts will again become a competitive advantage.

Leveraging on the ongoing renegotiations of supply contracts, Eni will boost its competitiveness and will increase its 2011- 2014 gas sales by 5% each year on average in Italy and key European markets.

Ebitda proforma adjusted will reach euro 4.2 billion by 2014, in line with 2009 results, taking into consideration the planned sale of certain international pipelines. This result will also be achieved thanks to the realization of an integrated gas trading platform and a focus on high-value market segments.

Refining & Marketing

Eni’s strategy in R&M is aimed at increasing operational efficiency, thereby reducing fixed and variable costs by euro 200 million by 2014.

In refining, Eni will increase the flexibility of the plants and the yield in middle distillates, exploiting its proprietary technologies.

In marketing, Eni will improve results thanks to the re-branding of its distribution network, growth in key European markets and the expansion of non-oil activities.

All these actions with significantly boost R&M profitability, with the objective of reaching Ebit of euro 200 million by 2014, at constant 2010 scenario.

Capex plan and efficiency program

Eni plans euro 53.3 billion of investments over the 2011- 2014 period.

Over 70% of overall investments are related to upstream activities, in particular the development of projects such as Zubair, Junin 5, Perla, Goliat and Block 15/06 in Angola, that will sustain production growth over the plan period and beyond.

With respect to efficiency, Eni is planning a step-up of its cost reduction program, with euro 1.7 billion of savings planned over the next four years, bringing our total since 2006 to euro 4.1 billion. This objective will be achieved through procurement optimization, a further streamlining of logistics in R&M, as well as increased labour efficiencies.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Notice of Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter "Eni" or "Company") are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone, on April 29, 2011 at 10:00 a.m. (CET) on first call and, if necessary, on May 5, 2011, on second call, respectively, to discuss and deliberate on the following:

Agenda

  Eni Financial statements at December 31, 2010. Related deliberations. Eni Consolidated Financial Statements at December 31, 2010. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.
  Allocation of net profit.
  Determination of the number of the Board of Directors’ members.
  Determination of the Directors’ term.
  Appointment of the Directors.
  Appointment of the Chairman of the Board of Directors.
  Determination of the remuneration of the Chairman of the Board of Directors and of the Directors.
  Appointment of the Statutory Auditors.
  Appointment of the Chairman of the Board of Statutory Auditors.
  Determination of the remuneration of the Chairman of the Board of Statutory Auditors and of the effective Statutory Auditors.
  Compensation of the Court of Auditors’ Representative in charge of the financial monitoring of Eni.

Right to attend and to vote at the Shareholders' Meeting
Pursuant to Article 83-sexies of Italian Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F.") and Article 13.2 of the By-laws, the right to attend the Shareholders’ Meeting applies to those on behalf of whom the intermediary – authorized pursuant to applicable regulations – has sent to the Company the statement certifying the ownership of the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on first call (April 18, 2011 - record date). The statement must be received by Eni by the end of the third trading day (April 26, 2011) prior to the date scheduled for the first call of the Shareholders’ Meeting. The right to attend and to vote in the Shareholders’ Meeting still remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become shareholders only after that date shall not be entitled to attend and to vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or expence in order to fulfill the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, shareholders holding shares not yet in dematerialized form, shall previously deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders’ Meeting
Pursuant to Article 127-ter of the T.U.F., shareholders may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company within April 28, 2011; the Company does not guarantee an answer to the questions received after that date. The questions may be sent by mail at the following address:

Eni S.p.A.
Segreteria Societaria (Domande Assemblea 2011)
Piazzale Enrico Mattei, 1
00144 Roma - Italy

by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, by e-mail at the address segreteriasocietaria.azionisti@eni.com, or through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified in the website. Questions received within the aforementioned deadline shall be answered at the latest during the Shareholders’ Meeting. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in "question and answer" form in the appropriate section of the Company’s Internet website.

Integration of the agenda of the Shareholders’ Meeting
Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, the Shareholders who, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. The requests must be submitted in writing and addressed to the Company’s registered office by recorded delivery letter with advice of delivery. Moreover, a report on the proposed issues must be presented by the shareholders requesting integration of the agenda, within the same deadline. Any further information is available on the Company’s Internet website.

How to vote by proxy
Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company by mail, at the following address:

Eni S.p.A.
Segreteria Societaria (Delega Assemblea 2011)
Piazzale Enrico Mattei, 1
00144 Roma - Italy

by fax to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, or through the appropriate section of the Company’s Internet website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s Internet website and at the Company’s registered office.

Shareholders’ Representative designated by the Company
Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Studio Legale Trevisan & Associati as the representative to whom shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s Internet website or at the Company’s registered office. The form must be mailed to the following address and received within April 27, 2011:

Studio Legale Trevisan & Associati
Viale Majno, 45
20122 Milan - Italy

The proxy and related voting instructions can be revoked within the above-mentioned deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.
For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address info@rappresentante-designato.it.

How to vote by mail
Pursuant to Article 127 of the T.U.F. and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.
The "Vote by Mail Form", which shall be available on the Company's website or at the Company’s registered office, may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The "Vote by Mail Form" – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received within April 28, 2011:

Eni S.p.A.
Segreteria Societaria
(Voto per corrispondenza Assemblea 2011)
Piazzale Enrico Mattei, 1
00144 Roma - Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified in the website. Voting forms received after the fixed deadline or lacking the relative signature, shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the owner of the voting right and is expressed separately for each of the deliberations proposed. The vote may be revoked by written statement notified to the Company within April 28, 2011, or following an express statement issued by the interested party during the course of the Shareholders’ Meeting.

Information regarding ADRs holders
Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, N.A., ADRs Depositary, by March 25, 2011 will be entitled to participate in the Meeting, delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in Eni ADR Deposit Agreement; also Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, N.A.

Appointment of the Directors and Statutory Auditors
Pursuant to Articles 147-ter and 148 of the T.U.F. and Articles 17.3 and 28.2 of the By-laws, the Board of Directors and the Board of Statutory Auditors are appointed by the Shareholders' Meeting on the basis of lists submitted by the Shareholders. Only those Shareholders who – severally or jointly with other Shareholders – represent at least 0.5% of the share capital are entitled to submit lists. The lists must be filed with the Company’s registered office within April 4, 2011, together with the additional documentation required by the law and the regulations in force. For further information on the filing of lists through remote communication means, please contact the Corporate Secretary’s Office at the e-mail address segreteriasocietaria.azionisti@eni.com, or call the toll-free number (from Italy only) 800 940 924. Regarding the submitting, depositing and publishing of lists, please refer to the provisions contained in Articles 17 and 28 of the By-laws, the Company’s website and the Report of the Board of Directors on the items on the agenda of the Shareholders’ Meeting, which is available on the aforementioned website.
The lists will be available to the public within April 8, 2011, at the Company’s registered office, at Borsa Italiana S.p.A. and on the Company’s website.
Ownership of the minimum share required to submit lists is determined by taking into account the shares that are registered in the name of the shareholder on the day in which the lists are filed with the Company. The relative certification can also be provided subsequently to the deposit, provided this occurs before 18:00 of April 8, 2011.

Real time transmission of the Shareholders’ Meeting
It is possible to follow the Shareholders’ Meeting through video transmission system at the Eni office in San Donato Milanese, Via Emilia 1, 20097, V Palazzo Uffici Eni, as long as the Company receives the notification issued by an authorized intermediary, in accordance with Article 83-sexies of the T.U.F. Following the Shareholders’ Meeting in the above-mentioned manner shall not entitle the shareholder to speak or to vote, and the related shares shall not be counted in the initial quorum or the voting quorum of the Shareholders’ Meeting. Those who wish to follow the Shareholders’ Meeting by the above-mentioned means are invited to signal their intention by contacting the toll-free number (from Italy only) 800 940 924 or writing to the email address segreteriasocietaria.azionisti@eni.com.

Request for information and Internet website of the Company
Any further information related to the Shareholders’ Meeting and, in particular, on the procedures for exercising rights, can be obtained by visiting the Company’s website – www.eni.com – or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers are active:

  Toll-Free Number: 800 940 924 - from Italy only.
  Toll-Free Number: + 800 112 234 56 - from outside Italy.
  Fax number: +39 06 598 22 233.

Information documents
The documentation relative to the items on the agenda, the full texts of the deliberation proposals – together with the explanatory reports specified the applicable legislation – and the other information specified in Article 125-quater of the T.U.F., will be available to the public – in accordance with the terms of the law – at the Company’s registered office, at Borsa Italiana S.p.A. and on the Company’s website.

***

Any experts, financial analysts and journalists who wish to follow the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to be received by the Eni Corporate Secretary’s Office (Segreteria Societaria) within April 27, 2011.
Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be performed at the venue of the Shareholders’ Meeting starting from 9:00. With regard to the composition of the Company’s shareholding structure, the ordinary session of the Shareholders’ Meeting is likely to be held on May 5, 2011.

The Chairman of the Board of Directors Roberto Poli

ENI SPA

ORDINARY SHAREHOLDERS’ MEETING OF APRIL 29 AND MAY 5, 2011
ON FIRST AND SECOND CALL RESPECTIVELY

REPORT OF THE BOARD OF DIRECTORS
ON THE RENEWAL OF THE COMPANY OFFICERS AND DETERMINATION OF THE
REMUNERATIONS
(ITEMS 3, 4, 5, 6, 7, 8, 9, 10 AND 11 ON THE AGENDA)

The Italian text prevails over the translation into English

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING OF APRIL 29 AND MAY 5, 2011
ON FIRST AND SECOND CALL RESPECTIVELY

Report of the Board of Directors
on the renewal of company officers and determination of the remunerations

DETERMINATION OF THE NUMBER OF THE
BOARD OF DIRECTORS’ MEMBERS
(ITEM 3)

To the Shareholders:
the Shareholders’ Meeting has been called to appoint the Members of the Board of Directors, as today being the expiring term of the previous directors in office appointed by the Meeting held on June 10, 2008. Pursuant to Article 17.1 of the By-laws, the Board of Directors consists of no fewer than three and no more than nine members and the Shareholder’s Meeting determines the number within these limits.
The Shareholder’ Meeting on June 10, 2008 set in nine the number of Directors.
The Article 17.1 of the By-laws also states that, in addition to the Directors appointed as specified above, the Ministry of Economy and Finance, in agreement with the Ministry for Economic Development, pursuant to Law by Decree of May 31, 1994, No. 332 ("L.D. No. 332/94"), converted into Law with amendments from Law July, 30, 1994 No. 474, may appoint another Director with no voting rights. Until now the Ministry of Economy and Finance has not used said faculty.
In order to ensure that the Board of Directors has a composition that is suitable to the dimension of the company and the complexity of its business, the Board hereby proposes to maintain the number of nine Directors to be appointed by the Shareholders’ Meeting.

To the Shareholders:
You are invited to approve the proposal of setting at nine the number of the Directors to be appointed by the Shareholders’ Meeting.

DETERMINATION OF THE DIRECTORS’ TERM
(ITEM 4)

To the Shareholders:
pursuant to Article 17.2 of the By-laws, the Directors are appointed for a term up to three financial years. In order to ensure continuity in the management of the Company, the Board proposes to set the term of the Directors’ office to three financial years, this term expiring on the date of approval of Eni 2013 financial statements by the Shareholders’ Meeting.

To the Shareholders:
You are invited to approve the proposal to set the term of the office of the Directors to be appointed to three financial years, this term expiring on the date of the Shareholders’ Meeting convened to approve Eni 2013 financial statements.

APPOINTMENT OF THE DIRECTORS
(ITEM 5)

To the Shareholders:
pursuant to Article 17.3 of the By-laws, except for the Director appointed pursuant to L.D. No. 332/94, the Board of Directors is appointed by the Shareholders’ Meeting on the basis of lists presented by Shareholders (and, in case, by the Board of Directors); in which the candidates must be listed in numerical order.
Candidate lists presented by the Shareholders must be filed in the manners specified in the meeting notice, at least twenty-five days before the date set for the first call of the Shareholders’ Meeting.
Each Shareholder may submit severally or jointly a single list and vote one candidate list only. Controlling subjects, controlled companies by them and those under joint control cannot submit or participate in the submission of other lists, or vote on them, not even through proxies or fiduciary companies. Controlled companies are intended as those companies as defined by Article 93 of Legislative Decree No. 58 of February 24, 1998 ("TUF"). Each candidate may appear in one list only or will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 0.5 per cent of the voting share capital at the ordinary Shareholders’ Meeting may present candidate lists.
Together with the deposit of each list, in order to assure its validity, the following documents shall be deposited:

-	statement of each candidate to accept his/her nomination;
-	the curriculum of each candidate containing adequate information on his/her personal and professional characteristics;
-	statement of each candidate to attest that he/she possesses the requirement of independence set forth by Article 148, third Paragraph, of TUF requirements and of honour and that causes for his ineligibility and incompatibility are non existing;
-	the identity of shareholders that have presented such list and the percentage of participation held by them in Eni share capital.

According to the Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders who are other than those who severally or jointly hold a controlling or majority shareholding, should deposit, together with their list:

-	a statement certifying the absence of direct or indirect relationships with Shareholders who individually or jointly hold a controlling or relative majority, pursuant to Article 147-ter, third Paragraph, of TUF and Article 144-quinquies of the Consob Resolution No. 11971 of May 14, 1999 and subsequent amendments ("Issuer Regulations");

or

-	a statement specifying any relationships, if relevant and the reasons why these relationships are not considered decisive to the existence of the aforementioned relationships.

The lists, together with the above-mentioned information, will be made available at the Company’s registered office, on the Company’s internet website and at the Italian Stock Exchange at least twenty-one days before the date set for the first call of the Shareholders’ Meeting.
Ownership of the minimum share required to submit lists is determined by taking into account the shares that are registered in the name of the Shareholder on the day in which the lists are filed with the company. The relative certification can also be provided subsequently to the deposit, within the term set for the filing of the lists.
At least one Board member, if the Board members are no more than five, or at least three Board members if the Board members are more than five, shall have the independence requirements set for the Board of Statutory Auditors members of listed companies by Article 148, third Paragraph, of TUF, that applies also to Directors pursuant to Article 147-ter, fourth Paragraph, of TUF.
Shareholders are invited to take into account also the independence requirements set by Article 3 of Eni’s Corporate Governance Code.
The independent candidates shall be expressly indicated in each list.
All candidates shall also have the requirement of honour set for the Board of Statutory Auditors members of listed companies by Article 148, fourth Paragraph, of TUF, that applies also to Directors pursuant to Article 147-quinquies, first Paragraph, of TUF.
Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;
b)	the remaining Board members will be drawn out from the other candidate lists; said lists shall not be linked in any way, neither indirectly, to the Shareholders who have presented or voted the list that has obtained the highest number of votes; to this purpose the votes obtained by each candidate list will be divided by one or two or three depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said lists in the order given in the lists themselves. Quotients thus assigned to the candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.
In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.
In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire Shareholders' Meeting and the candidate elected will be the one who obtains a simple majority of the votes;
c)	if through the procedure described above the minimum number of independent Directors set by these By-laws is not elected, the quotient is calculated according to letter b) above in order to be assigned to the candidates present in each list; the independent candidates not yet drawn from the lists pursuant to letters a) and b) above, who have got the highest quotients will be elected in order to meet the provisions of the By-Laws on the number of the independent Directors. The Directors so appointed will replace the non independent Directors to whom the lowest quotients have been assigned. If the number of independent candidates is lower than the minimum limit set by the By-laws, the Shareholders' Meeting will make a resolution with the majorities prescribed by the law to substitute the not independent candidates who have got the lowest quotients;
d)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the Shareholders' Meeting will make a resolution with the majorities prescribed by the law in order, however, to assure that the Board composition complies with the current legislation and the By-laws.

In consideration of the Board proposal aforementioned, the Shareholders’ Meeting, pursuant to Article 17.3 of the By-laws, shall appoint nine Directors on the basis of the lists presented by those entitled.
The retiring Board of Directors will not present a list of candidates.

To the Shareholders:
You are invited to vote one of the lists presented and published pursuant to the By-laws.

APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS
(ITEM 6)

To the Shareholders:
pursuant to Article 18.1 of the By-laws, the Chairman of the Board of Directors is appointed by the Shareholders’ Meeting, or, if it doesn’t provide for, by the Board of Directors, among the Board members with voting right.
The Board proposes to the Shareholders’ Meeting to appoint Chairman of the Board of Directors the Director proposed by the Shareholders among those elected according to the proposal on Item 5 of the Agenda.

To the Shareholders:
You are invited to appoint Chairman of the Board of Directors the Director proposed by the Shareholders among those elected previously according to the proposal on Item 5 of the Agenda.

DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF
DIRECTORS AND OF THE DIRECTORS
(ITEM 7)

To the Shareholders:
pursuant to Article 26.1 of the By-laws, the Shareholders’ Meeting determines the Chairman’s and the Directors’ remuneration.

The Shareholders’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A.’s Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, for a maximum coverage and yearly premium of 200 million US dollars and 2 million US dollars, respectively. The policy remains effective also for the Directors to be appointed. The related maximum insurable sum currently amounts at 200 million US dollars and the annual insurance premium at 1.6 million US dollars.

To the Shareholders:
You are invited to approve one of the proposals that will be presented to the Shareholders’ Meeting on this item.

APPOINTMENT OF THE STATUTORY AUDITORS
(ITEM 8)

To the Shareholders:
the Shareholders’ Meeting has been called to appoint the members of the Board of the Statutory Auditors, having the current Board of the Statutory Auditors been appointed by the Shareholders’ Meeting held on June 10, 2008.
Pursuant to Article 28.1 of the By-laws, the Board of the Statutory Auditors consists of five effective members and two alternate members.
Pursuant to Article 28.2 of the By-laws, the Board of the Statutory Auditors is appointed by the Shareholders' Meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order.
According to the Board proposal on Item 9 of the Agenda, the first candidate of the minority list who obtains the majority of votes will be proposed as Chairman of the Board of the Statutory Auditors.
The candidates to the office of Statutory Auditor shall have the independence qualifications set forth by Article 148, third Paragraph, of TUF. They shall also have the professional qualifications and the requirement of honour set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice. The matters strictly connected to those of interest of the Company as indicated in Article 28.1 of the By-laws shall be taken into account. Said matters are: company law, business economics and corporate finance. The sectors strictly connected with those of interest of the Company are the engineering and geological sectors.
The Statutory Auditors may be appointed members of administration and control bodies in other companies within the limits set by Eni By-laws and by Article 144-terdecies of Issuer Regulations.
Shareholders are invited to take into account also the independence requirements set by Article 10 of Eni’s Corporate Governance Code.
For the presentation, deposit and publication of the candidate lists the procedures for the appointment of Directors on the basis of lists, to which reference is made, and the provisions contained in the Issuer Regulations, as applicable, shall apply.
Only those Shareholders who, alone or together with other Shareholders, represent at least 0.5 per cent of the voting share capital at the ordinary Shareholders' Meeting may present candidate lists.
The lists presented by the Shareholders must be filed with the Company’s registered office at least twenty-five days before the date set for the first call of the Shareholders’ Meeting.

Together with said lists, the following documents shall be deposited:

-	the information regarding the identity of the Shareholders who have presented a list, the percentage of Eni share capital owned by each of them;
-	a declaration that each candidate accepts his/her nomination;
-	the curriculum of each candidate containing adequate information on his/her personal and professional characteristics; a declaration of each candidate that he/she possesses the requirements set forth by the current legislation and Eni By-laws for the office of Statutory Auditor. Each candidate shall also declare that the limits to the number of office that may be covered by a statutory auditor as set forth by the provisions of Issuer Regulations;
-	a declaration of the Shareholders different from those that, also jointly, hold a control or a relative majority stake in the Company’s share capital that they have no liason relationships, as per Article 144-quinquies of Issuer Regulations, with the above-mentioned Shareholders.

According to the Consob Communication No. DEM/9017893 of February 26, 2009, Shareholders who are other than those who severally or jointly hold a controlling or majority shareholding, should provide, together with the declaration aforementioned, the following information:

-	any relevant relationships with Shareholders who hold severally or jointly, a controlling or relative majority shareholding. In particular, it is recommended to mention at least those relationships as listed at Article 2 of Consob Communication. Alternatively they must state if there are no significant relationships;
-	the reasons why these relationships are not considered decisive for defining the existence of the relationships pursuant to Article 148, second Paragraph of TUF and Article 144-quinquies Issuer Regulations.

The lists, together with the above-mentioned information, will be made available at the Company’s registered office, on the Company’s internet website and at the Italian Stock Exchange at least twenty-one days before the date set for the first call of the Shareholders’ Meeting.
The lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for not less than three years.
Three effective Auditors and one alternate Auditor will be drawn from the list that obtains the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the By-laws, or pursuant to Article 17.3, letter d) of the By-laws. The procedure described in this last Articles shall be applied separately to each section of the lists involved.
The Auditors will remain in force three financial years; the term will expire on the date of the Shareholders’ Meeting convened to approve Eni 2013 financial statements.

To the Shareholders:
You are invited to vote one of the lists presented and published pursuant to the By-laws.

APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF STATUTORY AUDITORS
(ITEM 9)

To the Shareholders:
pursuant to Article 28.2 of the By-laws, the Shareholders’ Meeting appoints the Chairman of the Board of Statutory Auditors among the effective Auditors appointed according to Article 17.3, letter b) of these By-laws, from the minority lists or according to the provisions contained in Article 17.3, letter d) of the By-laws.

To the Shareholders:
You are invited to appoint as Chairman of the Board of Statutory Auditors the first candidate of the minority list that has received the majority of votes.
If no minority lists are presented, or if the Statutory Auditors are elected according to Article 17.3, letter d) of the By-laws, you are invited to appoint Chairman of the Board of Statutory Auditors the candidate elected according to the procedures proposed by the Shareholders.

DETERMINATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF
STATUTORY AUDITORS AND OF THE EFFECTIVE STATUTORY AUDITORS
(ITEM 10)

To the Shareholders:
pursuant to Article 2402 of the Civil Code, the Shareholders’ Meeting determines the annual remuneration of the Chairman of the Board of Statutory Auditors and of the other effective Auditors.
The Shareholders’ Meeting held on May 25, 2006 authorised the Board of Directors to extend to Eni S.p.A. Directors and Statutory Auditors the D&O insurance policy for Eni S.p.A. managers, for a maximum coverage and yearly premium of 200 million US dollars and 2 million US dollars, respectively. The policy remains effective also for the Statutory Auditors to be appointed. The related maximum insurable sum currently amounts at 200 million US dollars and the annual insurance premium at 1.6 million US dollars.

To the Shareholders:
You are invited to approve one of the proposals that will be presented to the Shareholders’ Meeting on this item.

COMPENSATION OF THE COURT OF AUDITORS’ REPRESENTATIVE IN CHARGE OF THE
FINANCIAL MONITORING OF ENI
(ITEM 11)

To the Shareholders:
pursuant to the current legislation, as confirmed by Decision No. 466/1993 of the Constitutional Court, the Court of Auditors, pursuant to Law No. 259 issued on March 21, 1958, exercises the financial monitoring of Eni’s operations. According to said law, the entities to the functioning of which the Italian State contributes ordinarily, as Eni, are subject to said control.
In order for the Court of Auditors to exercise such control, a representative of the Court of Auditors attends the meetings of the Board of Directors, the Audit Committee and the Board of Statutory Auditors of Eni without the right to vote.
At present, the Magistrate receives a compensation of euro 1,000 for the participation in each meeting of the Board of Directors, the Board of Statutory Auditors and of the Board Committees, in addition to the reimbursement of the expenses incurred because of the office.

To the Shareholders:
You are invited to set the compensation for the representative of the Court of Auditors as financial controller of Eni.

The Chairman of the Board of Directors
ROBERTO POLI

ENI SPA

ORDINARY SHAREHOLDERS’ MEETING OF APRIL 29 AND MAY 5, 2011
ON FIRST AND SECOND CALL RESPECTIVELY

REPORT OF THE BOARD OF DIRECTORS
ON THE FINANCIAL STATEMENTS OF ENI S.P.A. AT DECEMBER 31, 2010
(ITEMS 1 AND 2 ON THE AGENDA)

The Italian text prevails over the translation into English

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING ON APRIL 29 AND MAY 5, 2011
ON FIRST AND SECOND CALL RESPECTIVELY

Report of the Board of Directors
on the financial statements of Eni S.p.A. at December 31, 2010

ENI FINANCIAL STATEMENTS AT DECEMBER 31, 2010. RELATED
DELIBERATIONS. ENI CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2010. REPORTS OF THE DIRECTORS, OF THE BOARD OF
STATUTORY AUDITORS AND OF THE AUDIT FIRM.
(ITEM 1)

Dear Shareholders,
The document "Annual Report at December 31, 2010" of Eni S.p.A., available at the Company’s registered offices, on the Company’s website and at Borsa Italiana S.p.A. (the Italian Stock Exchange), contains the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, the Directors’ report and the statement pursuant to Article 154-bis, paragraph 5 of the Legislative Decree No. 58 issued on February 24, 1998. Reports of the Audit Firm and of the Board of Statutory Auditors are fully available to the public with the Annual Report.
Reference should therefore be made to these documents.

You are invited to approve the financial statements at December 31, 2010 of Eni S.p.A. which show profits of euro 6,179,319,559.03.

ALLOCATION OF NET PROFIT
(ITEM 2)

Dear Shareholders,
in relation to the results achieved, the Board of Directors proposes that you resolve as follows:

-	the allocation of the profit for the period of euro 6,179,319,559.03, of which euro 4,368,071,987.53 remains following the distribution of the 2010 interim dividend of euro 0.50 per share resolved by the Board of Directors on September 9, 2010 and paid out on September 23, 2010, as follows:
•	to Shareholders as dividend euro 0.50 per share owned and outstanding at the coupon detachment date, excluding treasury shares in the portfolio on that date, completing payment of the dividend for the financial year 2010; the total dividend per share for financial year 2010 therefore amounts to euro 1;
•	to the legal Reserve the amount remaining following the distribution of the proposed dividend;

-	the balance of the 2010 dividend will be paid beginning on May 26, 2011, with coupon detachment set for May 23, 2011.

The Chairman of the Board of Directors
ROBERTO POLI

Eni: Board of Directors approves bond issue

Rome, March 31, 2011 - Eni's Board of Directors this morning approved the issue of one or more bonds, to be placed with institutional investors, with a value of up to a maximum amount of euro 3 billion or its equivalent in other currencies, by March 31, 2012.

The bonds will enable Eni to maintain a well-balanced financial structure in terms of short-term and medium/long-term debt, and may be listed on regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com